UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Gunther International, Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   403203102
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                                (CUSIP Number)

-------------------------------------------------------------------------------
                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 545-2927
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 26, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 403203102                                 Page 2 of     45      Pages
                                                              -----------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Four Partners


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                649,189


  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                  -0-


      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           649,189


     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                              -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         649,189


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.6%


14       TYPE OF REPORTING PERSON*

         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 403203102              13D                     Page  3 of 45 Pages


         This Statement amends, supplements and restates the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on March 23, 1995, as amended by Amendment No. 1 dated April 6, 1995, Amendment No. 2 dated June 23, 1995, and Amendment No. 3 dated August 24, 1995, by Four Partners, a New York general partnership ("FP"), and relates to the purchase, subsequent to the filing of Amendment No. 3 to the Schedule 13D, of 64,286 shares of Common Stock, $.001 par value per share (the "Common Stock") of Gunther International, Ltd. (the "Issuer").

Item 1. Security and Issuer.

         The title of the class of equity securities to which this Statement relates is the Common Stock, $.001 par value per share (the "Common Stock"), of Gunther International, Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 5 Wisconsin Avenue, Norwich Industrial Park, Norwich, Connecticut 06360.

Item 2. Identity and Background.

         This statement is being filed by Four Partners, a New York general partnership ("FP"). The principal business of FP is investments. The address of the principal business and the principal office of FP is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021. The sole partners of FP are Andrew
H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing  trustee,  Daniel
R. Tisch 1991

CUSIP NO. 403203102              13D                     Page  4 of 45 Pages

Trust,  for which Daniel R. Tisch is the managing  trustee,  James S. Tisch 1991
Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Thomas J. Tisch has been appointed the Manager of FP.

         Set forth below is certain information with respect to Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the "Messrs. Tisch"), who are the respective managing trustees of the four partners of FP:

                                                             Present Principal
Name               Business Address                          Occupation

Andrew H. Tisch    667 Madison Avenue                      Chairman, Management
                   New York, NY  10021                     Committee, Loews
                                                           Corporation (a public
                                                           company primarily
                                                           engaged in insurance
                                                           and tobacco)

Daniel R. Tisch    c/o Mentor Partners, L.P.               General Partner,
                   499 Park Avenue                         Mentor Partners,
                   New York, NY  10022                     L.P. (a partnership
                                                           engaged in investment
                                                           activities)

James S. Tisch     667 Madison Avenue                      President and Chief
                   New York, NY  10021                     Operating Officer,
                                                           Loews Corporation (a
                                                           public company
                                                           primarily engaged in
                                                           insurance and
                                                           tobacco)

Thomas J. Tisch    667 Madison Avenue                      Managing Partner of
                   New York, NY  10021                     FLF Associates and
                                                           Manager of FP
                                                           (partnerships engaged
                                                           in investment
                                                           activities)

CUSIP NO. 403203102              13D                     Page  5 of 45 Pages

         The Messrs. Tisch are brothers and are United States citizens.

         During the last five years, none of the persons or the entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or the entities named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         All funds used to purchase the securities reported in Item 5 below were provided from the working capital of FP. The aggregate purchase price of such securities was approximately $1,687,087.

Item 4. Purpose of Transaction.

         The securities purchased by FP were purchased solely for investment. FP expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position.

CUSIP NO. 403203102              13D                     Page  6 of 45 Pages

         FP has no intention of seeking control of the Issuer, nor does it have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         FP holds 494,189 shares of Common Stock and, pursuant to the beneficial ownership attribution provisions of Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, is deemed to be the beneficial owner of 155,000 additional shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants (the "Warrants") it acquired (a) on December 21, 1993 in connection with the Issuer's initial public offering through a purchase of 100,000 units (the "Units"), each consisting of one share of Common Stock and one Warrant, and (b) in two transactions aggregating 55,000 Warrants reported in Amendment No. 2 to
Schedule 13D dated June 23,1995. Each Warrant is exercisable for one share of Common Stock at an exercise price of $6.00 per

CUSIP NO. 403203102              13D                     Page  7 of 45 Pages

share. Each Warrant became exercisable on December 21, 1994, one-year following FP's acquisition of the Units.

         (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 of the Schedule 13D, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

Name of           Amount and Nature of             % of Class
Beneficial Owner  Beneficial Ownership             Outstanding (1)(2)

Four Partners     649,189 (2)                        14.6% (2)
Andrew H. Tisch
 1991 Trust             0 (3)                          0
Daniel R. Tisch
 1991 Trust             0 (3)                          0
James S. Tisch
 1991 Trust             0 (3)                          0
Thomas J. Tisch
 1991 Trust             0 (3)                          0
Andrew H. Tisch         0 (3)                          0
Daniel R. Tisch         0 (3)                          0
James S. Tisch          0 (3)                          0
Thomas J. Tisch         0 (3)                          0
                ---------                            ----
Total             649,189                            14.6% (1)(2)




(1) The Issuer's 10-QSB for the fiscal quarter ended June 30, 1996 indicated that 4,133,269 shares of Common Stock were issued and outstanding on August 12, 1996. FP believes that a total of 150,000 additional shares of Common Stock were issued at the time FP made its most recent purchase on August 26, 1996. For purposes of this Schedule 13D, FP has therefore assumed that the number of outstanding shares of Common Stock is approximately 4,283,269.

(2) Assumes that the 155,000 shares of Common Stock issuable upon exercise of the Warrants have been issued and are outstanding and that no other outstanding options,

CUSIP NO. 403203102              13D                     Page  8 of 45 Pages

         warrants, rights or conversion privileges have been exercised.

(3) Does not include shares owned by FP. None of the Messrs. Tisch beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by FP may be attributed to them.

         (b) With respect to the persons and entities named in response to paragraph (a) above:

         (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of the 494,189 shares of Common Stock owned by it and the 155,000 shares of Common Stock issuable upon exercise of the Warrants; and

         (ii) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the 494,189 shares of Common Stock owned by FP and the 155,000 shares of Common Stock issuable upon exercise of the Warrants owned by FP.

         (c) The following transactions were effected by FP during the past 60 days. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the past 60 days.

Transaction      Date      Security   No.        Price/Share         Market

                                                                    Privately
 Purchase      9/26/96     Common     64,286       $3.50            Negotiated

CUSIP NO. 403203102              13D                     Page  9 of 45 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None of the persons or entities named in Item 2 above has any express contracts, arrangements or understandings with any of the other persons or entities named in Item 2 above with respect to the securities of the Issuer. Except as set forth in this Schedule 13D, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer.

August 14, 1995 Stock Purchase Agreement

         On August 14, 1995, FP entered into a Stock Purchase Agreement (the "August 14, 1995 Stock Purchase Agreement") with the Issuer pursuant to which FP purchased 133,333 shares (the "1995 Shares") of Common Stock at a price of $3.00 per share. Pursuant to the August 14, 1995 Stock Purchase Agreement, the Issuer agreed to use its best efforts to register the 1995 Shares under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the Issuer's Registration Statement on Form S-1 (Registration No. 33-91736). The Issuer agreed that if it is unable to cause the Registration Statement on Form S-1 including the 1995 Shares to become effective, then the Issuer will use its best efforts to effect the registration of the 1995 Shares under

CUSIP NO. 403203102              13D                     Page 10 of 45 Pages

the Securities Act on Form S-3 or such applicable form as may be properly designated by the Issuer, and in connection therewith, the Issuer will promptly prepare and file with the Commission a registration statement (the "New Registration Statement") under the Securities Act and use its best efforts to cause such New Registration Statement to become effective. The Issuer also agreed to use its best efforts to maintain the Registration Statement current under the Securities Act from its effective date until the earlier of (i) the date which is two (2) years from the date of the August 14, 1995 Stock Purchase Agreement or (ii) the date on which all 1995 Shares included therein have been sold. The Issuer agreed to indemnify FP against certain liabilities relating to specified violations of the Securities Act, the Securities Exchange Act of 1934, as amended, state securities laws, or violations of regulations promulgated under any of the above-mentioned laws.

         The issuance to FP of the 1995 Shares acquired pursuant to the August 14, 1995 Stock Purchase Agreement was not registered under the Securities Act. FP acknowledged that it must hold the 1995 Shares indefinitely unless they are registered under the Securities Act or an exemption from such registration is available. FP acknowledged that the Issuer may place restrictive legends on, and stop transfer orders against, the certificates representing the 1995 Shares that it is acquiring.

CUSIP NO. 403203102              13D                     Page 11 of 45 Pages

August 26, 1996 Stock Purchase Agreement

         On August 26, 1996, FP entered into a Stock Purchase Agreement (the "August 26, 1996 Stock Purchase Agreement") with the Issuer pursuant to which FP purchased 64,286 shares (the "1996 Shares") of Common Stock at a price of $3.50 per share. Pursuant to the August 26, 1996 Stock Purchase Agreement, the Issuer agreed that if at any time it proposed to register the shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), it would cause any shares of Common Stock specified by FP to be registered and included in the Issuer's registration statement. The Issuer agreed to indemnify FP against certain liabilities relating to specified violations of the Securities Act, the Securities Exchange Act of 1934, as amended, state securities laws, or violations of regulations promulgated under any of the above-mentioned laws.

         The issuance to FP of the 1996 Shares acquired pursuant to the August 26, 1996 Stock Purchase Agreement was not registered under the Securities Act. FP acknowledged that it must hold the 1996 Shares indefinitely unless they are registered under the Securities Act or an exemption from such registration is available. FP acknowledged that the Issuer may place restrictive legends on, and stop transfer orders against, the certificates representing the 1996 Shares that it is acquiring.

CUSIP NO. 403203102              13D                     Page 12 of 45 Pages

         Other than the August 14, 1995 Stock Purchase Agreement and the August 26, 1996 Stock Purchase Agreement, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1. Stock Purchase Agreement dated August 14, 1995 between the Issuer and FP.

Exhibit 2. Stock Purchase Agreement dated August 26, 1996 between the Issuer and FP.

CUSIP NO. 403203102              13D                     Page 13 of 45 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

October 24, 1996                                     FOUR PARTNERS

                                                     By  /s/ Thomas J. Tisch
                                                         Thomas J. Tisch
                                                       Manager of Four Partners